Filed pursuant to Rule 433
Registration No. 333-189815
January 28, 2015

CANADIAN PACIFIC RAILWAY COMPANY

Pricing Term Sheet

Issuer:	Canadian Pacific Railway Company
Size:	$700,000,000
Expected Ratings:*	Moody’s: Baa1 S&P: BBB+
Pricing Date:	January 28, 2015
Settlement Date:	T+3; February 2, 2015
Maturity Date:	February 1, 2025
Coupon:	2.900%
Interest Payment Dates:	February 1, August 1 (starting August 1, 2015)
Price to the public:	99.957% of face amount
Yield to maturity:	2.905%
Benchmark Treasury:	2.250% Notes due November 15, 2024
Benchmark Treasury Price:	104-06+
Benchmark Treasury Yield:	1.780%
Spread to Benchmark Treasury:	112.5 basis points
Redemption Provisions:
Make-whole Redemption	Prior to November 1, 2024, (the date that is 3 months prior to the maturity date of the Notes), optional redemption in whole or in part at any time at redemption prices equal to the greater of 100% of the principal amount of the notes being redeemed and a make-whole redemption price determined by using a discount rate of the Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest to the redemption date
Par Redemption	On or after November 1, 2024 (the date that is 3 months prior to the maturity date of the Notes), optional redemption in whole or in part at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date
Change of Control:	At 101% of principal, plus accrued and unpaid interest to the repurchase date
CUSIP/ISIN:	13645R AS3 / US13645RAS31
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Morgan Stanley & Co. LLC
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Co-Managers:	BMO Capital Markets Corp.
CIBC World Markets Corp.
National Bank of Canada Financial Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC

* An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll free at (866) 718-1649, HSBC Securities (USA) Inc. toll free at (866) 811-8049, J.P. Morgan Securities LLC collect at (212) 834-4533 and Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at (800) 294-1322.

This pricing term sheet supplements the preliminary prospectus supplement issued by Canadian Pacific Railway Company on January 28, 2015 relating to its prospectus dated July 11, 2013.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.